April 30, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For  the  three  month  periods  ended  March 31, 1996  and  1995, total revenues decreased 2.7% from $420,621 to $409,415 and total expenses increased from $304,569 to $313,715. Equity in income of the real estate joint venture decreased 14.4% from $26,090 to $22,346. As a result, net income decreased 17% from $142,142 to $118,046 for the three month period ended March 31, 1996, as compared to the same period in 1995. Occupancy levels for the Partnership's five mini-storage facilities averaged 85% for the three month period ended March 31, 1996, and 84.1% for the same period in 1995. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $7,000 (2.9%) primarily as a result of higher repair and maintenance expenses. General and administrative expenses increased approximately $2,200 (3.5%) primarily as a result of higher professional fees and computer upgrade and and  consulting  expenses,  partially offset  by lower  incentive  management
fees.   The  decrease in  income  from  the  real estate joint venture is the result  of  lower  occupancy  and  unit  rental  rates.

The General Partners will continue their policy of funding continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President